Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Citigroup Inc.:
We consent to the use of our reports dated February 22, 2019 with respect to the consolidated balance sheet of Citigroup Inc. and subsidiaries (“Citigroup”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, and the effectiveness of Citigroup’s internal control over financial reporting as of December 31, 2018, incorporated by reference in this registration statement of Citigroup on Form S-8 relating to deferred compensation obligations registered under the terms of the Citi Head Office Guarantee Plan.
/s/ KPMG LLP
New York, New York
May 16, 2019